Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Red White & Bloom Brands Inc. (the “Company” or “RWB”)

810 - 789 West Pender Street

Vancouver, BC

V6C 1H2

Item 2:	Date of Material Change

May 2, 2022

Item 3:	News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4:	Summary of Material Changes

The Company announced that as a result of delays to its audit, the Company did not file its annual financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2021 (the “Annual Filings”). The Company applied for, and was granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission (the “BCSC”).

Item 5:	Full Description of Material Change

The Company announced that as a result of delays to its audit, the Company’s Annual Filings were not finalized by May 2, 2022, being the date that such filings are due under applicable Canadian securities law requirements. The Company has applied for, and has been granted, an MCTO by the BCSC.

The delay is due to the complexity of acquisition transactions, dispositions, and various delays caused by COVID-19, resulting in the Company and auditor not having adequate time and resources available to complete the audit in the allotted time. The Company is working with its auditor, Macias Gini & O’Connell LLP, to complete the audit as soon as possible. RWB will issue a news release announcing completion of such filings and rescheduling of the Earnings Conference call at such time.

Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Order for issuers who have failed to timely comply with a specified continuous disclosure requirement. As required, the Company will issue press releases with bi-weekly default status reports until the Annual Filings are filed.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's common shares.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Illinois, Massachusetts, and Michigan with respect to cannabis, and the U.S. and internationally for hemp-based CBD products.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Brad Rogers, CEO and Chairman

604-687-2038

Item 9:	Date of Report

May 6, 2022.